Filed Pursuant To Rule 433

Registration No. 333-286293

May 14, 2025

INTRODUCTION: Please welcome to the stage, David LaValle and Helene Braun.

REPORTER, COINDESK, HELEN BRAUN: Alright, welcome everyone. Thanks so much for joining. I know we're competing with Cantor Fitzgerald, so I appreciate everybody being here. Um, I'm joined by David LaValle, who's the global head of ETFs at Grayscale. For those of you who don't know Dave, he is truly an ETF veteran. Um, he calls himself an ETF geek. Um, he's been in the industry for over 20 years, held high level positions at NASDAQ, SPDR State Street. So he really brings a lot of expertise to the space. Um, Dave, you actually told me that you were leading the, the ETF marketplace at NASDAQ when the Winklevoss brothers first, um, filed to convert their Bitcoin trust into an ETF in 2014. Tell me what was going through your head while that was happening?

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: Well, I got a phone call from, um, a woman named Kathleen Moriarty, who was known to be, uh, top Tier 40 Act Council and actually was a woman who brought Spy to market. And so she oftentimes got a lot of innovative ETF ideas and she called me and she said, I have these clients and long story short, she brought the Winklevoss twins in and they said, we wanna create a Bitcoin ETF. And I said, great, let's write a rule filing together. And that was the first foray in my first introduction to Bitcoin. And it was certainly a little bit of a long road to get there, but I like to say I kind of booked the journey on bringing a bitcoin ETF to market.

BRAUN: Well, you're saying it took a long time. Did you think it was gonna take an entire decade to finally get such a fund approved, or?

LAVALLE: I had long been saying that there was definitely going to be a Bitcoin ETF, but I, you know, also have for a long time said it's very hard to predict what the SEC is going to do. You know, we had fits and starts of, you know, high quality conversations with the SEC along the way, and then some periods where there was a little bit of a less collaborative attitude towards it. Um, but the reality is it was, you know, three or four, uh, presidents of the New York Stock Exchange and a number of different, uh, administrations at the SEC before we got over the finish line. But Grayscale really innovated. We pushed it forward. We didn't take no for an answer, and we put all of our resources and all of the intellectual capital and institutional capital that we have at Grayscale to get over the finish line. That's something we're really proud of. We have a lot of innovation at the core of our being as an organization, and I think we put it to work for the betterment of our clients and obviously for the, you know, crypto community in, in, in totality.

BRAUN: Speaking of Grayscale's business, how has the business within Grayscale changed with the rise of the crypto ETFs? Obviously you guys have GBTC, you have a Mini Bitcoin Trust, you have an Ethereum Trust or have a bunch of outstanding applications for Polkadot, Dogecoin, Solana, et cetera. Um, but the majority of your products is still the private funds mm-hmm <affirmative>. But how do you think that ratio is gonna change with so many more crypto ETFs potentially, uh, following?

LAVALLE: Well, look, we have the lowest cost Ethereum, uh, and lowest cost Bitcoin exchange traded products in market ticker BTC and ticker ETH. And we're really proud about that and they've been flowing very well. Um, but we certainly have products that are, you know, continuing to be in the, you know, private fund space that are a little further down the cap spectrum. And we have long been committed to bringing tokens to market in private fund format and allowing them to kind of graduate to be quoted on the over the counter markets and ultimately, you know, graduate to becoming exchange traded products when the, you know, regulatory permission exists. And I think if you sum up what Grayscale does, we meet investors wherever they are, you know, on their crypto journey. And then we deliver them a financial product that, you know, meets their investing needs in a regulated fashion. And so as we have had more regulatory clarity and we had more regulatory advancement, um, we've had the opportunity to file for more exchange traded products, and we think we're gonna continue to do that in the future. And I think it's kind of undeniable that the exchange traded product marketplace or the exchange traded fund in general has been a preferred vehicle for investors to gain access to, you know, any asset class and crypto is just the latest version of that.

BRAUN: So I wanna talk about the SEC for a second. You've obviously had a longstanding relationship with them for, for better or for worse. Um, and it's public knowledge that you've had active conversations recently with the SEC and the Crypto task force. Sure. Um, regarding staking in one of the existing ETFs, the Ether ETFs, and then potentially a future Solana ETFI guess, when you go into these meetings now, how has, I'm gonna call it the overall climate of, you know, or in the room changed? Um, I was listening to a podcast that you did recently and you were saying that under Chair Gensler previously there was a lot of clarity. And now under Chair Atkins, there's a lot of uncertainty. How can you just, um, explain what you mean? 'cause 'cause to me it seems like the industry has a lot of clarity right now because they just assume that a lot of these products are gonna get immediate approval.

LAVALLE: So, so what I, what I say is under the Gensler administration, we had, um, an unfavorable, um, kind of receipt, um, and a very certain experience, and that was kind of an unfavorable view towards crypto. And now in the new administration, we have seen a much more favorable receipt, but a little bit of uncertainty. And that uncertainty is really around where we're going to land in terms of the regulatory clarity. But we're heading towards regulatory clarity, which is, you know, to the benefit of every investor, you know, but as I think more kind of holistically, and I think very quickly, people tend to say, oh, you guys sued the SEC, so you must have an acrimonious relationship with them. And the truth is, we have over a decade of very high quality engagement with the SEC, incredibly constructive conversations, and we just happened to have a disagreement when they denied our application to up uplift GBTC to become an ETF. And we challenged that decision in the DC circuit and we won. And upon that win, we very quickly went back to working constructively with the commission and making sure that, you know, these Bitcoin exchange traded products came to market with a high degree of confidence and that the Bitcoin ETPs got to market and functioned as they were designed to function. And I think it's always very quick that people run to talk about some of the mass, you know, a UM growth and the, the inflows into the ETPs, and they quickly gloss over the fact that everybody had to show up and do their job. The asset managers, the administrators, the exchanges, the market makers, liquidity providers, um, and everybody, the

BRAUN: IRS, right?

LAVALLE: And the IRS and everybody showed up and it's been an incredible success story. And once again, kind of ETFs are proven to be, you know, a battle-tested wrapper that investors can really invest in with a high degree of confidence.

BRAUN: Speaking of, um, showing up, um, I guess somebody who, who hasn't been showing up as much as we'd like them to show up or wealth managers, financial advisors, I guess they're getting there, but from your conversations with clients and with those entities, um, how well do they really understand Bitcoin? And, and what I mean by that is how, how well can they truly advise their clients on Bitcoin? How, how knowledgeable are they?

LAVALLE: Well, first of all, we've been calling on wealth managers and, you know, financial advisors, uh, for, you know, the better part of the past five years. And, you know, before the ETF was approved, you know, we were essentially on the do not call list, right? So they hung up the phone and said, you know, we're not interested. And that's because financial advisors had an asymmetric downside risk if they were to tell their client to invest in crypto with the ETF coming online, that asymmetric risk is totally inverted. And financial advisors and wealth managers now have an asymmetric risk if they don't have a plan or they don't have a sort of opinion on crypto. And so the sense of urgency from the wealth managers to partner with Grayscale and to educate themselves has gone from level zero to level, you know, 15 out of 10. And so I think we've had 6,000 conversations or touch points with financial advisors this year, and we're having very credible conversations about exactly how to talk to your clients about incorporating crypto into their client's portfolios. And it starts with Bitcoin. And not only does it start with Bitcoin, but you know, maybe a year ago it was binary. Yes, Bitcoin, no Bitcoin, and now it's, wait a minute, it's yes, Bitcoin, are there, you know, certain types of ways that we can have a more sophisticated approach to incorporating crypto into our client's portfolios. Can we generate some yields from it? You know, can you take advantage of a covered call product that we have? Or, you know, maybe the product is not onboarded at a wealth management platform. And so they have to turn to some sort of Bitcoin replication strategy. So you can take, you know, for example, a Miner's product or you can take a Bitcoin and balance sheet product, which we offer. And so our sales team is having these high quality engagements with financial advisors and wealth managers and wealth managers are responding to us by saying, wow, you know, you look like every other asset manager that we engage with. You have a squeaky clean RIA, you have a squeaky clean broker dealer, you have policies and procedures. Wow, we can really onboard you guys as an asset manager. And that's a really, um, exciting feeling having been somebody who has really sung the praises of crypto and sung the praises of ETFs in my career. And we're seeing kinda mass adoption and a real, you know, sense of urgency to to, to have solutions for their clients.

BRAUN: Now, for those clients that say are interested in, um, investing into Bitcoin, is the allocation still between like 1 and 5%? Do they go higher? And I guess if it is, I'm gonna say only 5% or, or even lower than that, aren't they, do they not think they're missing out? I mean, especially now seeing Bitcoin back above a hundred thousand, I mean...

LAVALLE: I mean, look, look, we're at a crypto conference, so everyone would say, wow, 5% seems like, yeah, you know, yeah, you know, a soft, uh, allocation. Um, you may meet, um, our head of research, Zach Pandl who's here, he's a, a longtime macro economist from Goldman, another example of Grayscale bringing an institutional quality to market. And he is, he and his team have talked about that kind of sweet spot of a 5% allocation where you are really kind of having the most optimal risk adjusted returns in incorporating, you know, Bitcoin into your client's portfolio. Again, we're not here to say that every client should have Bitcoin in their portfolio. We're here to say that you need to educate yourself and you need to make sure that you're obviously doing your job from a suitability perspective, but then determining exactly how to incorporate Bitcoin into your client's portfolio and understanding what Bitcoin means to each of your clients. Sometimes it's a digital store of value and you hive off a little piece of your gold allocation and you put some Bitcoin in. Sometimes it's a, you know, transformative technology and you hive off a little of your small cap tech and you insert some Bitcoin. So it's really about understanding your client and then coming to us and educating yourselves on exactly how digital assets fit into, uh, you know, your franchise.

BRAUN: Now, what in your opinion, is gonna be the next crypto ETF? And what do you think clients want the next crypto ETF to be?

LAVALLE: It's, it's the second most, uh, asked question that I get, which is, what's the next ETF going to be? And everyone says it's gonna be Solana. And, uh, I'll go back to something that I already said, which is I gave up my day job of predicting what the SEC is going to do, although the SEC is a little bit more predictable now, uh, than it has been in the past. But what I would say is, you know, I go with a data approach and when you go to an exchange, you say, Hey, I want to create a new ETF. They essentially say, well, does it fit our listing rules or does it not fit our listing rules? And in the case of new tokens incorporated into the ETP wrapper, uh, there aren't listing rules for it. So they have to appeal to the SEC and they file this, you know, rule filing with the SEC to, um, you know, change the listing rules and there's a 240 day statutory clock. And so I'm going with a data-driven approach. The first 240 day clock to expire is on July 2nd this year. It happens to be for the Grayscale Digital Large Cap Fund. Um, and I'm gonna oversimplify it. It's essentially top five tokens that are not stable coins, not meme coins. And so I think the next crypto ETP in market will be a multi token product. And it just so happens that I believe that it's going to meet exactly what our investors are looking for, which is an opportunity to leverage the expertise of a, you know, crypto asset manager who's gonna do the work for them to kind of look out on the horizon, see what's down the cap spectrum in a way that's going to give them Bitcoin plus, right? And it's a little bit more, and it gives them the opportunity to take advantage of kind of the large cap and scale of Bitcoin and Ethereum, but then also a little bit of, you know, the next, you know, tokens down the line. I'm super excited about it and I think it's going to be what's next.

BRAUN: Definitely an exciting time. Um, I have a million more questions, but unfortunately we're at time, so grab Dave while you can, he’s the nicest guy ever. Thank you.

LAVALLE: Thank you very much. Thank you everybody.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.